FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company:

AURIZON MINES LTD.
Suite 900 – 510 Burrard Street
Vancouver, BC
V6C 3A8

Item 2.

Date of Material Change:

February 23, 2006

Item 3.

News Release

News release issued pursuant to section 7.1 of National Instrument 51-102 on
February 24, 2006, via CCN Matthews – Canada & US Distribution (copy attached).

Item 4.

Summary of Material Change

Aurizon Mines Ltd. (TSX:ARZ; AMEX: AZK) is pleased to announce that it has concluded a comprehensive debt financing package with BNP Paribas (“BNPP”) to provide up to $75 million of debt to finance the completion and start-up of  the Company’s wholly owned Casa Berardi Gold Project in the Abitibi region of north-western Quebec, Canada.

The loan facility has a 4.5 year term, with an initial interest rate of prime plus 1.25%, reducing to prime plus 0.875% upon the project achieving commercial production and meeting certain operating benchmarks.  A standby fee of 0.75% will be charged on any un-drawn portion of the facility.  The loan may be repaid at any time without penalty.  Any un-drawn portion of the facility, up to a maximum of $7.5 million, may be converted to a revolving credit facility.

Item 5.

Full Description of Material Change:

See news release attached hereto for full description of Material Change.

Aurizon Mines Ltd.
Material Change Report

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7.

Omitted Information:

None

Item 8.

Executive Officers

David P. Hall, Chairman, President & Chief Executive Officer
Ian S. Walton, Executive Vice President and Chief Financial Officer
Telephone:  (604) 687-6600
Telecopier:  (604) 687-3932

Item 9.

Date of Report

February 24, 2006

“Signed”

David P. Hall, President
 & Chief Executive Officer

Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No.  3 - 2006

FEBRUARY 24, 2006
FOR IMMEDIATE RELEASE

AURIZON REPORTS $75 MILLION DEBT FACILITY COMPLETED

Aurizon Mines Ltd. (TSX:ARZ; AMEX: AZK) is pleased to announce that it has concluded a comprehensive debt financing package with BNP Paribas (“BNPP”) to provide up to $75 million of debt to finance the completion and start-up of  the Company’s wholly owned Casa Berardi Gold Project in the Abitibi region of north-western Quebec, Canada.

The loan facility has a 4.5 year term, with an initial interest rate of prime plus 1.25%, reducing to prime plus 0.875% upon the project achieving commercial production and meeting certain operating benchmarks.  A standby fee of 0.75% will be charged on any un-drawn portion of the facility.  The loan may be repaid at any time without penalty.  Any un-drawn portion of the facility, up to a maximum of $7.5 million, may be converted to a revolving credit facility.

“We appreciate the degree of support for the Project and the flexibility that BNPP has designed and underwritten into the financing package.” said David Hall, Aurizon’s C.E O.

BNPP, a global leader in mine project financing and one of the world’s 10 largest banks, has syndicated the loan package to BNP Paribas (Canada), Société Générale (Canada Branch), Fortis Capital (Canada) Ltd., Commonwealth Bank of Australia, Nordkap Bank AG and National Bank of Canada.   Jeffrey Stufsky, Managing Director of BNPP noted that “We have been following the Casa Berardi Project’s development for some time, and have been impressed by Aurizon’s focus and commitment to the Project.  We are also pleased to participate in a new gold mine, in one of the more traditional mining regions of Canada.”

As part of the loan agreement, Aurizon is required to provide price protection against a possible downturn in the price of gold and a stronger Canadian dollar.  Aurizon has chosen to purchase put options in order to maximize the exposure for Aurizon’s shareholders to a rising gold price.  The Company has purchased put options on 287,431 ounces of gold, representing 26% of its current planned production, at an exercise price of US$500 an ounce. This means that during the course of the next 4.5 years, should the price of gold be below US$500 an ounce on the expiry date of any put option contract, the Company can deliver gold at US$500 an ounce.  To offset the cost of the put options, Aurizon has sold call options on an equal number of ounces at average prices ranging from US$813 per ounce in 2007 to US$908 per ounce in 2010 and averaging US$865 per ounce over the life of the loan.  This strategy allows the Company to fully participate in further increases in the gold price up to US$865 per ounce over the term of the loan.  If gold prices exceed US$865 per ounce, approximately 74% of planned production, over the loan term, can be sold at the higher prevailing levels.  In order to manage the Company’s currency exposure on its U.S. dollar gold sales and its Canadian dollar denominated long-term debt, the Company has entered into $60 million of foreign currency contracts that match the principal repayment dates of the debt facility, allowing the Company to convert U.S. dollars into Canadian dollars at an average exchange rate of 1.12.  Aurizon is not subject to margin calls on the mark to market value of the contracts.

“Aurizon management are very optimistic that gold prices will continue to rise” said Ian Walton, Aurizon’s CFO.  “However, it is prudent for us to protect any potential downside in the price of gold from unforeseen market forces.  The program that we have implemented provides protection that future operating cash flows are available to service the project debt, should gold prices decline, without giving away the Company’s participation in the upside potential for gold and the Project.”

AURIZON REPORTS $75 MILLION DEBT FACILITY COMPLETED
News Release – February 24, 2006

Casa Berardi continues to progress on budget, on schedule and to design specification.  The production shaft at the West Mine is currently at a depth of 500 metres and the ramp has reached the 690 metre level. On surface, the headframe, hoist room and associated infrastructures are complete, while major components of the mill refurbishing and modifications are in progress.  More than 300 people are currently active on site.  The project is currently expected to produce 1,092,000 ounces from 4.8 million tonnes of ore over the initial 6.2 year operating plan, based on current mineral reserves.  Additional resources comprise 2.7 million tonnes of indicated resources with an average grade of 5.1 grams of gold per tonne and 5.6 million tonnes of inferred resources averaging 6.5 grams of gold per tonne.  Drilling activities are on-going with three underground drill rigs and four surface drill rigs currently in operation.

Commercial production at Casa Berardi is expected to commence in the fourth quarter of this year at an average rate of 175,000 ounces of gold per annum.  At a gold price of US$550 per ounce, and an exchange rate of 1.15, the project would have an estimated total cash cost of US$240 per ounce, an internal rate of return of 47% and an estimated payback of approximately 2 years.

Aurizon is a Canadian-based gold exploration and development company, and owns a 100% interest in the 50 square mile, Casa Berardi Project, situated in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Pre-production construction is currently underway and production at the Project is anticipated to commence in late 2006.  Casa Berardi is accessible by road, has mining permits in place and is on the Hydro Quebec power grid.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.  Additional information on Aurizon and its properties is available on Aurizon’s website at http://www.aurizon.com.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”.  These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations and assumptions as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, availability of financing, capital expenditures, work programs, exploration programs and mineral reserve and resource estimates and the realization of mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this News Release, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements.   We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, the timing and amount of estimated future production, costs of production, currency fluctuations, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Revised Initial Annual Information Form filed with the Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

Cautionary Note to US Investors

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as "mineral resources" “indicated mineral resources” and “inferred resources" that the SEC guidelines strictly prohibit us from including in our Form 20-F, File No. 0-22672 available from us at Suite 900, 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8. You can also obtain this form from the SEC by calling in 1-800-SEC-0330 or visit Aurizon's page on SEDAR, where all of the Company's public documents are filed, including the Form 20-F (reference Annual Information Form).

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources - This news release uses the term "indicated” resources. We advise U.S. Investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources - This news release uses the term "inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.